SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras is the highest bidder in 26 blocks in the US Gulf of Mexico Lease Sale

(Rio de Janeiro, October 4, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that acquired 26 blocks, on October 3rd, in Lease Sale 205, offered by the Minerals Management Service (MMS), the United States regulating agency that manages offshore oil and gas activities. Petrobras is among the top 10 companies based on total number of winner bids, with investment of US$ 108.1 million, offered for blocks located in the central and eastern Gulf of Mexico, in one of the most competitive lease sales experienced in the region.

A total of 73 oil and gas companies competed in the sale and bid for blocks, mainly those located in deep and ultra-deep waters. Out of these 26 blocks, Petrobras ensured 100% participation in 22 blocks where it will perform as Operator. The remaining 6 blocks were acquired in partnership with Devon Energy, from which 2 will be operated by Petrobras and 4 by the partner, where each company will hold 50% participating interest.

According to the auction rules, the MMS still needs to confirm the winner bids. After this confirmation, the blocks will be added to Petrobras exploratory projects portfolio, totaling 338 blocks, being 200 operated by the company.

As in the lease sale in August 2007, when 34 blocks were acquired, Petrobras sought to consolidate its position in the areas which are the main focus of its activities in the Gulf of Mexico, highlighting deep and ultra-deep waters in the quadrants of Walker Ridge, the Mississippi Canyon, Green Canyon, Garden Banks, Keathley Canyon and Lloyd Ridge, allowing the expansion of the portfolio with quality exploratory prospects.

The participation in the Lease Sale 205 is aligned with the demands of Petrobras Strategic Plan, which outlines strong international growth with investments in priority areas such as the American sector of the Gulf of Mexico. As a result, Petrobras is following the industry model, and underlines once again its willingness to compete and to invest in all environments which will capitalize on both its technologies and knowledge, and that offer added stability and profitability to its investments. Thus, Petrobras strengthens its position as one of the leaders of exploration in deep and ultra-deep waters in the region, where it is associated with other oil and gas companies.

Petrobras has participation in three of the most important discoveries in the Lower Tertiary reservoirs in the Cascade, Chinook and Saint Malo fields, located in the Walker Ridge Quadrant. Cascade and Chinook fields are operated by Petrobras, who will be the pioneering company, not only in producing this reservoir in ultra-deep waters, but also in the use of an FPSO (Floating Production, Storage and Offloading) platform, which is planned to be on stream in 2010.

The main contracts necessary for the beginning the production development projects of these fields will be signed still in 2007.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 04, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.